UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-40753

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ICECURE MEDICAL Ltd.
(Translation of registrant’s name into English)

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7 Ha’Eshel St., PO Box 3163
Caesarea, 3079504 Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Special General Meeting of Shareholders

Attached hereto and incorporated herein are the Notice of Meeting, Proxy Statement and Form of Proxy Card for the Special General Meeting of Shareholders of IceCure Medical Ltd. (the “Company”) to be held on Thursday, August 6, 2026 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, no par value, of the Company at the close of business on Thursday, July 9, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Special General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

On June 17, 2026, the Company entered into an agreement with a certain holder of certain warrants to amend the terms of such existing warrants, or the Warrant Amendment Agreement. The amended terms are subject to approval by the Company’s shareholders at the Meeting and are described in further detail in the Proxy Statement furnished herewith as Exhibit 99.2. On June 18, 2026, the Company filed a copy of a Warrant Amendment Agreement as Exhibit 10.3 to its Report of Foreign Private Issuer on Form 6-K. The version previously filed contained a typographical error. Accordingly, the corrected version of the Warrant Amendment Agreement is re-filed herewith as Exhibit 10.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-297030, 333-290046 and 333-258660) and Form S-8 (File Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibits No.
10.1	Warrant Amendment Agreement, dated as of June 17, 2026, by and between the Company and the purchaser party thereto.
99.1	Notice for the Special General Meeting of Shareholders to be held on August 6, 2026.
99.2	Proxy Statement for the Special General Meeting of Shareholders to be held on August 6, 2026.
99.3	Form of Proxy Card for the Special General Meeting of Shareholders to be held on August 6, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.
Date: July 2, 2026	By:	/s/ Eyal Shamir
	Name:	Eyal Shamir
	Title:	Chief Executive Officer

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